EXHIBIT 14.1

CNET NETWORKS, INC.

CODE OF ETHICS

CNET Networks, Inc. (“CNET” or the “Company”) aims to provide outstanding interactive content to users around the world. One of the CNET core values is integrity because CNET can achieve its mission only if the information that we provide is reliable. We have editorial guidelines to assure that our coverage is fair, accurate and ethical. But ethical behavior must extend beyond the pages of our websites and magazines. Our reliability is dependent upon our customers, whether they are buyers or users, perceiving our entire company, all of our board members and all of our employees as possessing unquestionable integrity. Therefore, every member of the CNET’s board of directors, every officer and every employee is expected to abide by the following code of ethics.

We are true to our word.

When dealing with advertisers, users, vendors, suppliers and any other third parties doing business with CNET, you must be honest in any and all transactions in which you represent CNET.

We keep proprietary information confidential and respect the intellectual property of others.

As a company that employs cutting edge technology and that serves as an information resource and marketing tool for people and enterprises engaged in the development, production, sale, purchase and use of technology, we understand the value of keeping proprietary information confidential. Information about CNET, and its employees, customers, suppliers and vendors is to be kept confidential and divulged only to individuals within the Company who need and are authorized to receive such information. You should not use any trademarks, copyrights, patents, trade secrets or other intellectual property, including any software in the course of performing your job, unless CNET owns or has the right to use such intellectual property and you have the express right to use such intellectual property.

We avoid conflicts of interest.

You must avoid any situation where a conflict of interest exists. A “conflict of interest” exists when your private interest interferes with or influences the way you perform your job. For example, it would be a conflict of interest if you or any member of your family has a direct or indirect financial interest in, or receives any compensation or other benefit from, any individual or company that does any of the following: sells material, equipment or property to the Company; renders any service to the Company; or competes with or engages in similar business as that of the Company. If you are aware, or at any time become aware, of a transaction or relationship that could reasonably be expected to give rise to a conflict of interest, you should discuss the matter promptly with your supervisor, human resources business partner or the general counsel.

We do not accept gifts, bribes or kickbacks.

You may not accept a gift or gratuity valued in excess of $100.00 from any customer, vendor, supplier, or other person doing business with CNET. In addition you are required to refuse benefits that could cause the giver or others to perceive that CNET is beholden to another company. In addition to the general company policy, editorial employees are subject to additional policies regarding the acceptance of gifts, discounts, travel and other benefits.

We keep true and accurate records.

Falsification of employment records, financial records or other Company records by any board member, officer or employee is strictly prohibited. You are responsible for understanding and abiding by the control processes that apply to the work that you do for CNET and you should contact your supervisor or the Controller if you have any questions about what those may be. If you become aware of any corporate records that you believe have been falsified or are inaccurate or of any matters that you believe have not been properly disclosed in the Company’s public filings, you should bring them to the attention of either the Controller or the General Counsel or, alternatively, by calling the Company’s Ethics and Compliance Hotline at 1-800-932-5378 (International: 001-704-556-7046).

We comply with all laws and regulations.

CNET does not engage in any activity which violates any laws, rules or regulations, including without limitation, any laws governing discrimination, fair competition, securities trading and political contributions. You must abide by such laws at all times while employed by or affiliated with CNET and you should seek the guidance of CNET’s general counsel if you ever question whether certain behavior or activities may violate any laws. CNET’s Employee Handbook sets forth CNET’s specific policies on anti-discrimination, non-harassment, insider trading and political contributions which are intended to ensure that employees comply with such applicable laws, rules and regulations.

Standards of Conduct

CNET’s Employee Handbook contains Standards of Conduct which expand and supplement this Code of Ethics. Employees are expected to adhere to the Standards of Conduct at all times during their employment with CNET.

Enforcement of this Code of Ethics

The Company expects all of its board members, officers and employees to comply with this Code of Ethics. If you become aware of any existing or potential situation or transaction that may be in conflict with this Code of Ethics, you are required to promptly notify any one of the following people:

o	the General Counsel, Sharon Le Duy, at 415-344-2513
o	your immediate supervisor
o	the Company's chief executive officer, Shelby Bonnie, at 415-344-2888
o	the chairperson of the Corporate Governance Committee or the chairperson of the Audit Committee, Eric Robison, at 805-565-4408, or
o	your Human Resources Business Partner or senior member of Human Resources immediately, Dedrick Griffin (415) 344-2758, Dale Rabinov (415) 344.2130, Sriram Dorai (502) 992.7955, Barbara Ford (502) 992.7969, Heather McGaughey (415) 344.2308, Nancy Guilbert (646) 472.3835 NY or (908) 541.3746 NJ.

Alternatively, you can also make an anonymous notification through the company’s Ethics and Compliance Hotline at 1-800-932-5378 (International: 001-704-556-7046).

Failure to report any conflict or potential conflict is itself a violation of this Code of Ethics. The General Counsel, supervisor or the Company’s chief executive officer, the chairperson of the Corporate Governance Committee or the chairperson of the Audit Committee, as applicable, will determine what action, if any is necessary and will recommend that action for approval to the Board of Directors of the Company.

If you fail to comply with this Code of Ethics, you may be subject to disciplinary measures.